UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto
Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DiDi Global Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share

(Title of Class of Securities)

G2758H 105

(CUSIP Number)

May 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Will Wei Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 99,931,539 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,384,741 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,384,741 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%. (4) Represents 38.6% of the total outstanding voting power. (5)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited (beneficially owned by Will Wei Cheng, or Mr. Cheng, through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries) that Mr. Cheng has sole voting power over, and (ii) 21,546,798 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of April 8, 2024.

(2)	Represents 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited.

(3)	Represents 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited The number of shares here represents the shares beneficially owned by Mr. Cheng in terms of economic interest, which is not the same as the shares over which Mr. Cheng has voting power as illustrated in Note (1) above.

(4)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 8, 2024.

(5)	The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Jean Qing Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 19,172,128 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,172,128 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,172,128 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2). Represents 9.2% of the total outstanding voting power. (3)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 16,116,572 Class B ordinary shares held directly by Ms. Liu, and (ii) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited (beneficially owned by Ms. Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries).

(2)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 8, 2024.

(3)	The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Xiaocheng Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 78,384,741
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,384,741
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,384,741
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%.* The voting power of the shares beneficially owned represent 37.5% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 8, 2024.

** The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Investor Link Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,055,556
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,055,556
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,556
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%.* The voting power of the shares beneficially owned represent 1.5% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON CO

* The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 8, 2024.

** The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	NAMES OF REPORTING PERSONS Steady Prominent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

DiDi Global Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Will Wei Cheng

Jean Qing Liu

Xiaocheng Investments Limited

Investor Link Investments Limited

Steady Prominent Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Will Wei Cheng

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

Jean Qing Liu

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

Xiaocheng Investments Limited

Sertus Incorporations (BVI) Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Investor Link Investments Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110

British Virgin Islands

Steady Prominent Limited

Sertus Chambers, P.O. Box 905

Quastisky Building

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Will Wei Cheng – People’s Republic of China

Jean Qing Liu – Hong Kong, People’s Republic of China

Xiaocheng Investments Limited – British Virgin Islands

Investor Link Investments Limited – British Virgin Islands

Steady Prominent Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

G2758H 105

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares, par value of $0.00002 per share, of the Issuer by each of the Reporting Persons is provided as of April 8, 2024. The table below is prepared based on 1,210,550,748 ordinary shares (consisting of 1,112,993,879 Class A ordinary shares and 97,556,869 Class B ordinary shares) of the Issuer outstanding as of April 8, 2024.

Reporting Person	Amount beneficially owned in terms of economic interests:		Percent of class*:	Percent of aggregate voting power**:	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Will Wei Cheng	78,384,741	(1)	6.5%	38.6%	99,931,539	(2)	0	78,384,741	(1)	0
Jean Qing Liu	19,172,128	(3)	1.6%	9.2%	19,172,128	(3)	0	19,172,128	(3)	0
Xiaocheng Investments Limited	78,384,741	(1)	6.5%	37.5%	78,384,741		0	78,384,741		0
Investor Link Investments Limited	3,055,556	(4)	0.3%	1.5%	3,055,556		0	3,055,556		0
Steady Prominent Limited	0		0%	0%	0		0	0		0

*	The percentage of class of securities is calculated by dividing the number of shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 8, 2024.

**	The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 8, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

(1)	Represents 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has sole voting and dispositive power. Xiaocheng Investments Limited is beneficially owned by Mr. Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries.

(2)

Represents (i) 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has sole voting and dispositive power, and (ii) 21,546,798 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of April 8, 2024.

(3)	Represents (i) 16,116,572 Class B ordinary shares held directly by Ms. Liu, and (ii) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, in each case over which Ms. Liu has sole voting and dispositive power. Investor Link Investments Limited is beneficially owned by Ms. Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries.

(4)	Represents 3,055,556 Class B ordinary shares held by Investor Link Investments Limited over which Ms. Liu has sole voting and dispositive power.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

See Item 8.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Reporting Persons previously filed a joint Schedule 13G, as subsequently amended by Amendment No. 1 and Amendment No. 2 thereto, due to the fact that they may have been deemed to be a “group” for purposes of Sections 13(d) and (g) of the Act, as Mr. Cheng and Ms. Liu had agreed to certain voting arrangements in connection with certain shares held by Steady Prominent Limited and Xiaocheng Investments Limited. These arrangements ceased to be effective on April 8, 2024. Therefore, Mr. Cheng, Ms. Liu and Steady Prominent Limited will no longer make joint filings for purposes of Sections 13(d) and (g) of the Act. In addition, this filing constitutes the final amendment filing for each of Ms. Liu and Steady Prominent Limited.

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

See Item 8.

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2024

Will Wei Cheng	/s/ Will Wei Cheng

Jean Qing Liu	/s/ Jean Qing Liu

Xiaocheng Investments Limited	By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

Investor Link Investments Limited	By:	/s/ Jean Qing Liu
	Name:	Jean Qing Liu
	Title:	Director

Steady Prominent Limited	By:	S.B. Vanwall Ltd., its sole director

	By:	/s/ HUI Wai Ling
	Name:	HUI Wai Ling
	Title:	Authorized signatory of S.B. Vanwall Ltd.